SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. (Corporate Tax Registration) No. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) No.35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON NOVEMBER 5, 2004

Date, Time and Place of Meeting: November 5, 2004, at 9:00 a.m., at the company’s headquarters located at Rua Tamoios, No. 246, first floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: The totality of the Board members attended the Meeting and members invited from the Company’s Committees also attended the Meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as Chair of the meeting, invited me, Henrique Constantino to be the Secretary of the meeting. Call: A call was made in writing in advance as provided for in the By-Laws. Agenda: To resolve on (i) 3Q04 results; and (ii) presentations from the Audit, Corporate Governance and Nomination, Compensation, Risk Policies Committees. Resolutions: After necessary clarifications: (i) financial statements related to 3Q04 were presented, and the Board members decided to await the Audit Committee’s opinion for their respective approval; and (ii) members of the Company’s Committees attending the meeting presented their respective recommendations. (a) The Audit Committee recommended to the Board the approval of the Company’s 3Q04 financial statements, which were approved by the Board by unanimous vote. Hence, the referred to financial statements, duly approved and initialed by the Presiding Board, shall have a copy filed at the company’s headquarters and shall be disclosed within the legal term. In addition, the Board members (1) accepted the resignation submitted by Committee members, Messrs. Henrique Constantino and Fernando Cezar Dantas Porfírio Borges, and (2) approved the election of Mr. Álvaro Antonio Cardoso de Souza, a Portuguese citizen, married, economist, with foreigner’s identity card R.N.E. W 401.505-E and individual taxpayer’s register CPF. No. 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 1.726, conjunto 71, 7º andar, CEP 04543-000; Mr. Antônio Kandir, a Brazilian citizen, divorced, engineer, with identity card R.G. No. 4.866.700-6 SSP/SP and individual taxpayer’s register C.P.F. No. 146.229.631-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, nº 135, Granja Julieta, CEP 04720-060, and Mrs. Ana Vigon Tabar, single, lawyer, Spanish citizen, with Passport No. 9201300, resident and domiciled at 348 West 58th Street, in the New York city and State, United States of America to compose the Audit Committee, from this date, who shall observe the term of office of their predecessors. (b) Referring to the Corporate Governance and Nomination Committee, the Board members (1) accepted the resignation submitted by Committee’s member, Mr. Peter Michael Yu, and (2) authorized the Committee to select two (2) candidates to compose this Committee, in the capacity as independent members, whose names shall be submitted to the Board for future election. (c) Regarding the Compensation Committee, the Board members approved the Stock Option Plan and the Executive Officers Compensation Policy, submitted by the consulting firm Watson Wyatt, which were duly approved and initialed by the Presiding Board, and shall have a copy filed at the company’s headquarters, and the Stock Option Plan shall be submitted for approval by General Meeting, under the terms of Article 6, paragraph 3, of the By-Laws. The Board members also (1) accepted the resignation submitted by the Committee’s members, Messrs. Joaquim Constantino Neto and Cristiano Gioia Lauretti, (2) approved the election of Mr. Henrique Constantino, a Brazilian citizen, married, businessman, with identity card R.G. No. 1.022.856 SEP-DF and individual taxpayer’s register C.P.F. No. 443.609.911-34, resident and domiciled at Av. Dom Jaime Barros Câmara, 300, casa 01, Bairro Planalto, CEP 09895-400, in the city of São Bernardo do Campo, State of São Paulo and Mr. Marco Antonio Piller, current Human Resources Director of Gol Transportes Aéreos S/A., a Brazilian citizen, married, business administrator, with identity card R.G. No. 3.052.978-5-SSP/SP and individual taxpayer’s register C.P.F. No. 054.341.308-04, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Tamoios, nº 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo, to compose the Compensation Committee, from this present date, who shall observe the term of office of their predecessors; and (3) authorized the Committee to select one (1) candidate to compose this Committee, in the capacity as specialist in the field, whose name shall be submitted to the Board for future election. (d) Referring to the Risk Policies Committee, the effectiveness of policies employed by the company was submitted and approved. The Board members also (1) accepted the resignation submitted by Committee’s member, Mrs. Ana Vigon Tabar, and (2) approved the election of Mr. Barry Siler, specialist in oil and fuel-related hedging, an American citizen, married, consultant, resident and domiciled in Spring, Texas, with office at 1511 Redstone Manor Drive, Suite 100, Spring, Texas, 77379-7404, with Passport No. 134943540, to compose the Risk Policies Committee, from this date, the term of office of which shall expire jointly with offices of other Committee’s members. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, November 5, 2004

______________________________ Constantino de Oliveira Júnior	______________________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.